Exhibit 99.1

PRECISION DRILLING CORPORATION

Second Quarter Report for the three months ended June 30, 2025 and 2024

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces 2025 second quarter results and confirms shareholder return targets while increasing its investment in its Super Series rig fleet to meet customer demand and drive drilling revenue growth.

Financial Highlights

•	Revenue was $407 million, including $7 million for customer-funded rig upgrades, compared to $429 million in the second quarter of 2024. The decrease was mainly attributable to lower U.S. and international activity and day rates, as well as a decline in well service activity.

•	Adjusted EBITDA(1) was $108 million, including $4 million of share-based compensation expense. In 2024, second quarter Adjusted EBITDA(1) was $115 million and included share-based compensation expense of $10 million.

•	Net earnings attributable to shareholders in the second quarter was $16 million or $1.21 per share, marking the 12th consecutive quarter of positive earnings. In the second quarter of 2024, net earnings attributable to shareholders was $21 million or $1.44 per share.

•	Cash provided by operations during the quarter was $147 million and the Company repaid $74 million of debt and repurchased $14 million of common shares. Year to date, Precision has repaid $91 million of debt and repurchased $45 million of shares and is well above the midpoint of its annual guidance for both these targets.

•	Capital expenditures were $53 million, bringing the year-to-date total to $113 million. Precision has revised its 2025 capital budget to $240 million from $200 million as it plans to upgrade 22 of its Super Series rigs to meet customer demand, secure additional customer commitments, and drive revenue growth.

Operational Highlights

•	Canada averaged 50 active drilling rigs compared to 49 active rigs in the second quarter of 2024, outpacing Canadian industry activity that declined 5%.

•	Canadian revenue per utilization day increased to $37,725 from $36,075 in the same period last year, primarily due to customer-funded rig upgrades.

•	U.S. averaged 33 active rigs versus 36 in the second quarter of 2024, reflecting a similar decline as industry activity. Compared to the first quarter, Precision's average U.S. rig count was up 3 rigs with U.S. rig utilization days increasing 13% while industry declined 3%.

•	U.S. revenue per utilization day was US$31,113 compared to US$33,227 in the same period last year, primarily due to lower industry activity that caused downward pressure on rates.

•	Internationally, we averaged seven active rigs versus eight in the second quarter of 2024 and realized revenue of US$36 million compared to US$40 million in the second quarter of 2024.

•	Service rig operating hours decreased 23% compared to the same quarter in 2024 due to customer driven project deferrals, the impact of weather, and lower U.S. activity. During the quarter we wound down our U.S. well servicing operations, selling certain assets and mobilizing others into Canada.

(1)	See “FINANCIAL MEASURES AND RATIOS.”

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	% Change	2025	2024	% Change
Revenue	406,615	429,214	(5.3)	902,946	957,002	(5.6)
Adjusted EBITDA(1)	108,100	115,121	(6.1)	245,597	258,270	(4.9)
Net earnings	16,487	20,701	(20.4)	51,434	57,217	(10.1)
Net earnings attributable to shareholders	16,267	20,701	(21.4)	50,778	57,217	(11.3)
Cash provided by operations	147,495	174,075	(15.3)	210,914	239,618	(12.0)
Funds provided by operations(1)	104,290	111,750	(6.7)	214,132	229,515	(6.7)

Cash used in investing activities	36,049	26,943	33.8	93,251	102,180	(8.7)
Capital spending by spend category(1)
Expansion and upgrade	26,757	8,422	217.7	46,303	22,792	103.2
Maintenance and infrastructure	26,016	30,001	(13.3)	66,435	71,158	(6.6)
Proceeds on sale	(11,829)	(10,992)	7.6	(15,594)	(16,178)	(3.6)
Net capital spending(1)	40,944	27,431	49.3	97,144	77,772	24.9

Net earnings attributable to shareholders per share :
Basic	1.21	1.44	(16.0)	3.75	3.97	(5.5)
Diluted	1.07	1.44	(25.7)	3.28	3.97	(17.3)
Weighted average shares outstanding:
Basic	13,401	14,389	(6.9)	13,541	14,398	(6.0)
Diluted	13,987	14,395	(2.8)	14,158	14,402	(1.7)

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2025	2024	% Change	2025	2024	% Change
Contract drilling rig fleet	215	214	0.5	215	214	0.5
Drilling rig utilization days:
Canada	4,580	4,464	2.6	11,260	11,081	1.6
U.S.	3,033	3,236	(6.3)	5,724	6,689	(14.4)
International	680	728	(6.6)	1,400	1,456	(3.8)
Revenue per utilization day:
Canada (Cdn$)	37,725	36,075	4.6	36,465	35,789	1.9
U.S. (US$)	31,113	33,227	(6.4)	32,074	33,041	(2.9)
International (US$)	53,129	55,301	(3.9)	51,221	54,055	(5.2)
Operating costs per utilization day:
Canada (Cdn$)	22,419	21,652	3.5	21,471	20,641	4.0
U.S. (US$)	22,087	22,427	(1.5)	22,784	22,062	3.3

Service rig fleet	144	165	(12.7)	144	165	(12.7)
Service rig operating hours	43,837	57,051	(23.2)	110,823	131,555	(15.8)

Drilling Activity

	Average for the quarter ended 2024				Average for the quarter ended 2025
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count(1):
Canada	73	49	72	65	74	50
U.S.	38	36	35	34	30	33
International	8	8	8	8	8	7
Total	119	93	115	107	112	90
(1)	Average number of drilling rigs working or moving.

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Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2025	December 31, 2024
Working capital(1)	3,681	162,592
Cash	46,698	73,771
Long-term debt	546,429	812,469
Total long-term financial liabilities(1)	609,299	888,173
Total assets	2,742,837	2,956,315
Long-term debt to long-term debt plus equity ratio (1)	0.25	0.33
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Summary for the three months ended June 30, 2025:

•	Revenue in the second quarter was $407 million and included $7 million for customer-funded upgrades. While Canadian drilling activity and day rates increased over the same period last year, revenue decreased $23 million from the second quarter of 2024 primarily due to U.S. and international drilling activity declining 6% and 7%, respectively, and well service activity falling 23%.

•	Adjusted EBITDA was $108 million compared to $115 million in the second quarter of 2024, primarily due to lower activity impacting revenue offset in part by lower share-based compensation expense, which was $4 million versus $10 million in the same period last year. For additional information on share-based compensation please refer to "Other Items" later in the this report.

•	Adjusted EBITDA as a percentage of revenue(1) was 27%, consistent with the second quarter of 2024.

•	Net earnings attributable to shareholders was $16 million or $1.21 per share compared to $21 million or $1.44 per share for the same period last year. On a diluted basis, net earnings attributable to shareholders was $1.07 versus $1.44 in 2024. Precision has consistently delivered positive quarterly net earnings for the past three years.

•	Cash provided by operations was $147 million and the Company repurchased 237,085 shares for $14 million, and redeemed US$60 million of its 2026 unsecured senior notes, ending the quarter with $47 million of cash and almost $530 million of available liquidity.

•	In Canada, revenue per utilization day was $37,725 compared to $36,075 in the same period last year. The increase related to $7 million of revenue earned for customer funded rig upgrades, amounting to $1,440 on a daily basis.

•	Canadian operating costs per utilization day increased 4% to $22,419, mainly due to labor costs related to rig mix and recoverable expenses offset in revenue.

•	In the U.S., revenue per utilization day was US$31,113 compared to US$33,227 in the same period last year, as lower industry activity caused downward pressure on rates. In the previous quarter, U.S. revenue per utilization day was US$33,157 but included US$1,263 of idle but contracted rig revenue.

•	U.S. operating costs per utilization day remained consistent at US$22,087 versus US$22,427 in the second quarter of 2024. With an increasing rig count, our operating costs per utilization day included US$648 of rig reactivation charges compared to US$242 in the same period last year. In the previous quarter, U.S. operating costs per utilization day were US$23,568 and included charges for mobilization costs and rig reactivations.

•	Internationally, we realized revenue of US$36 million compared to US$40 million primarily due to our average active rig count, which decreased from eight to seven in the second quarter of 2025 as one rig was temporarily suspended in Saudi Arabia. We expect to have seven rigs active for the rest of the year.

•	Completion and Production Services revenue was $54 million, a decrease of $12 million from 2024, as service rig operating hours declined 23%. This reduction was the result of customer driven project deferrals, the impact of weather, and lower U.S. activity as we wound down our U.S. well servicing operations, selling certain assets and mobilizing others into Canada. Adjusted EBITDA was $10 million, representing 18% of revenue and comparable to 19% in 2024.

•	General and administrative expenses were $25 million versus $29 million in the second quarter of 2024, primarily due to lower share-based compensation expense.

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•	Capital expenditures were $53 million compared to $38 million in the second quarter of 2024 and included $26 million for the maintenance of existing assets, infrastructure, and intangible assets and $27 million for expansion and upgrades.
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Summary for the six months ended June 30, 2025:

•	Revenue for the first six months of 2025 was $903 million, a decrease of 6% from 2024. The majority of this decrease related to lower activity in U.S. drilling and our Canadian well service business.

•	Adjusted EBITDA decreased 5% to $246 million from $258 million and included $7 million of share-based compensation expense compared to $33 million in 2024. Please refer to “Other Items” later in this report for additional information on share-based compensation.

•	Adjusted EBITDA as a percentage of revenue was unchanged at 27%.

•	Net earnings attributable to shareholders was $51 million or $3.75 per share and comparable with $57 million or $3.97 per share. On a diluted basis, net earnings attributable to shareholders was $3.22 per share versus $3.97 in 2024.

•	General and administrative costs were $55 million and $19 million lower than the first six months of 2024, primarily due to lower share-based compensation expense.

•	Net finance charges were $31 million, a decrease of $6 million from 2024 due to lower outstanding debt balance, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar-denominated interest expense.

•	Cash provided by operations was $211 million and the Company repurchased 646,058 shares for $45 million and reduced debt by $91 million by redeeming US$60 million of 2026 unsecured senior notes and repaying $7 million on the Senior Credit Facility. We ended the quarter with $47 million of cash and almost $530 million of available liquidity.

•	Capital expenditures were $113 million for the first six months of 2025 and included $66 million for maintenance, infrastructure, and intangible assets, and $46 million for expansion and upgrades. By comparison, for the first six months of 2024, capital expenditures were $94 million and included $71 million for maintenance, infrastructure, and intangible assets, and $23 million for expansion and upgrades.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2025 strategic priorities and the progress made during the second quarter:

1.	Maximize free cash flow through disciplined capital deployment and strict cost management.

•	Generated cash from operations of $147 million, allowing the Precision to reduce debt and buy back shares.

•	On track to realize approximately $10 million in annual savings following fixed cost reductions in the first quarter to address market uncertainty.

2.	Enhance shareholder returns through debt reduction and share repurchases. Plan to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases.

•	Returned $14 million of capital to shareholders by repurchasing 237,085 shares during the quarter. Year to date, we have repurchased $45 million shares and are well on track to meet our annual guidance.

•	Reduced debt by $74 million and ended the quarter with almost $530 million of available liquidity. Year to date, we have reduced debt by $91 million, which is well beyond the mid point of our guidance.

•	Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of June 30, 2025, we have reduced our debt by $525 million since the beginning of 2022.

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3.	Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.

•	Increased Canadian drilling rig utilization, averaging 50 active rigs versus 49 in the second quarter of 2024.

•	Grew US rig utilization in a declining market, averaging 33 active rigs versus 30 in the previous quarter.

•	Maintained strong pricing in Canada with revenue per utilization per day of $36,285, after excluding revenue related to customer-funded upgrades, which was consistent with $36,075 in the second quarter of 2024.

•	Increased 2025 capital budget to $240 million from $200 million to provide for 22 upgrades to our Super Series rigs and drive drilling revenue growth.

•	Current market conditions and commodity price volatility make acquisitions less likely in the near term.

OUTLOOK

Near-term expectations for global energy demand growth have been tempered by several geopolitical events including OPEC+ easing of curtailments, trade and tariff uncertainty, and international conflicts. However, we believe the long-term fundamentals for energy is positive, driven by economic growth, increasing demand from emerging economies, and new demand for power.

In Canada, additional takeaway capacity for both oil and natural gas continues to support Canadian activity. LNG Canada made its first shipment at the beginning of July, and we expect demand for our Super Triple drilling rigs could exceed current supply once the facility achieves its run rate capacity. The Trans Mountain pipeline expansion continues to support heavy oil production, driving our Super Single rig utilization near full capacity. While Canadian drilling fundamentals are strong, tariff and commodity price uncertainty have caused some producers to defer some work until later this year. We currently have 63 rigs operating and as these uncertainties resolve, we expect Canadian customer demand for oil targeted drilling to further strengthen.

In the U.S., while the oil rig count continues to decline, we are beginning to see natural gas drilling increase as customers are becoming more constructive on LNG off-take and AI demand. We currently have 36 rigs active in the U.S. and expect to increase our activity for the remainder of the year as we capitalize on emerging opportunities in natural gas basins such as the Haynesville and Marcellus.

Internationally, we have seven active rigs with five in Kuwait and two in the Kingdom of Saudi Arabia and expect this same level of activity for the remainder of the year. The majority of these rigs are under five-year term contracts that extend into 2027 and 2028. We continue to look for opportunities to leverage our international expertise.

As the premier well service provider in Canada, the outlook for this business remains strong, driven by increased takeaway capacity from the Trans Mountain pipeline expansion and LNG Canada, and our High Performance, High Value service offering. We expect activity to improve in the second half of the year as customers move ahead with projects previously deferred.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at July 29, 2025. For those quarters ending after June 30, 2025, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at July 29, 2025	Average for the quarter ended 2024				Average	Average for the quarter ended 2025				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2024	Mar. 31	June 30	Sept. 30	Dec. 31	2025
Average rigs under term contract:
Canada	24	22	23	23	23	20	18	17	16	18
U.S.	20	17	17	16	18	16	16	14	9	14
International	8	8	8	8	8	8	7	7	7	7
Total	52	47	48	47	49	44	41	38	32	39

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Seasonality

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling rigs trending toward 350 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2025 is expected to be $240 million, an increase of $40 million from our previously announced plan as we expect to upgrade 22 of our Super Series rigs. Capital spending by spend category is expected to include $154 million for maintenance, infrastructure, and intangibles and $86 million for expansion and upgrades. We expect to spend $218 million in the Contract Drilling Services segment, $19 million in the Completion and Production Services segment and $3 million in the Corporate segment. At June 30, 2025, Precision had capital commitments of $131 million with payments expected through 2027. We remain committed to our debt reduction plans and in 2025 expect to reduce debt by at least $100 million and allocate 35% to 45% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Commodity Prices

Second quarter average West Texas Intermediate and Western Canadian Select decreased 21% and 19%, respectively, compared with the same period last year, as U.S. tariffs concerns and OPEC+ production increases weighed on oil prices. The average Henry Hub natural gas price and AECO increased 50% and 47%, respectively due to optimism from LNG off-take and AI data centers.

	For the three months ended June 30,		Year ended December 31,
	2025	2024	2024
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	63.71	80.55	75.73
Western Canadian Select (per barrel) (US$)	54.12	66.89	61.24
Natural gas
United States
Henry Hub (per MMBtu) (US$)	3.51	2.34	2.41
Canada
AECO (per MMBtu) (CDN$)	1.74	1.18	1.39

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SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	% Change	2025	2024	% Change
Revenue:
Contract Drilling Services	355,352	365,603	(2.8)	774,809	808,970	(4.2)
Completion and Production Services	53,936	65,826	(18.1)	133,266	152,913	(12.8)
Inter-segment eliminations	(2,673)	(2,215)	20.7	(5,129)	(4,881)	5.1
	406,615	429,214	(5.3)	902,946	957,002	(5.6)
Adjusted EBITDA:(1)
Contract Drilling Services	111,422	119,754	(7.0)	247,438	273,427	(9.5)
Completion and Production Services	9,876	12,440	(20.6)	27,422	31,045	(11.7)
Corporate and Other	(13,198)	(17,073)	(22.7)	(29,263)	(46,202)	(36.7)
	108,100	115,121	(6.1)	245,597	258,270	(4.9)
Depreciation and amortization	74,858	73,818	1.4	149,894	152,031	(1.4)
Gain on asset disposals	(6,425)	(7,675)	(16.3)	(9,297)	(10,912)	(14.8)
Foreign exchange	(1,617)	(471)	243.3	(1,250)	(77)	1,523.4
Finance charges	14,857	18,189	(18.3)	30,617	36,558	(16.3)
Loss (gain) on investments and other assets	1,674	48	3,387.5	1,625	(180)	(1,002.8)
Net earnings before income tax	24,753	31,212	(20.7)	74,008	80,850	(8.5)
Income taxes	8,266	10,511	(21.4)	22,574	23,633	(4.5)
Net earnings	16,487	20,701	(20.4)	51,434	57,217	(10.1)
Non-controlling interest	220	—	100.0	656	—	100.0
Net earnings attributable to shareholders	16,267	20,701	(21.4)	50,778	57,217	(11.3)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024	% Change
Revenue	355,352	365,603	(2.8)	774,809	808,970	(4.2)
Expenses:
Operating	234,448	236,585	(0.9)	506,860	513,277	(1.3)
General and administrative	9,482	9,264	2.4	20,511	22,266	(7.9)
Adjusted EBITDA(1)	111,422	119,754	(7.0)	247,438	273,427	(9.5)
Adjusted EBITDA as a percentage of revenue(1)	31.4%	32.8%		31.9%	33.8%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Canadian onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	74	214	73	208
June 30	50	127	49	134
Year to date average	62	171	61	171
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2025		2024
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	30	572	38	602
June 30	33	556	36	583
Year to date average	32	564	37	593
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

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Revenue from Contract Drilling Services was $355 million compared to $366 million in the second quarter of 2024, primarily due to U.S. and international drilling activity declining 6% and 7%, respectively. In the U.S., the decrease in activity has been similar to the lower industry activity. Internationally, our active rig count went from eight to seven in the second quarter as one rig was temporarily suspended in Saudi Arabia by the customer. The lower activity in the U.S. and internationally was in part offset by stronger activity in Canada and $7 million in revenue from customer-funded upgrades.

Adjusted EBITDA was $111 million for the quarter and represented 31% of revenue compared to 33% realized in the second quarter of 2024. The percentage decrease was mainly driven by lower day rates in the U.S. and internationally that declined 6% and 4%, respectively, plus higher rig reactivations costs in the U.S.

In Canada, 36% of our utilization days were generated from rigs under term contract in second quarter of 2025 compared to 42% in 2024. In the U.S., 46% of utilization days were generated from rigs under term contract versus 55% in 2024.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2025	2024	% Change	2025	2024
Revenue	53,936	65,826	(18.1)	133,266	152,913	(12.8)
Expenses:
Operating	41,970	51,040	(17.8)	101,082	116,520	(13.2)
General and administrative	2,090	2,346	(10.9)	4,762	5,348	(11.0)
Adjusted EBITDA(1)	9,876	12,440	(20.6)	27,422	31,045	(11.7)
Adjusted EBITDA as a percentage of revenue(1)	18.3%	18.9%		20.6%	20.3%
Well servicing statistics:
Number of service rigs (end of period)	144	165	(12.7)	144	165	(12.7)
Service rig operating hours	43,837	57,051	(23.2)	110,823	131,555	(15.8)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue was $54 million, a decrease of $12 million from 2024 as well service rig operating hours decreased 23% due to customer driven project deferrals, driven by market and commodity price volatility, and the impact of weather, including wet conditions and wildfires. In addition, our U.S. activity was lower as we wound down our U.S.well servicing operations into our Canadian business, selling certain assets and mobilizing others into Canada.

Adjusted EBITDA was $10 million, representing 18% of revenue and comparable to 19% in the second quarter of 2024.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $13 million for the second quarter as compared with negative Adjusted EBITDA of $17 million in the same period last year. Our improved current quarter Adjusted EBITDA was due to lower share-based compensation expense. The year-to-date improvement is also primarily due to lower share-based compensation expense.

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OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2024 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash settled share-based incentive plans	2,662	8,677	3,065	30,436
Equity settled share-based incentive plans	1,551	1,202	3,978	2,077
Total share-based incentive compensation plan expense	4,213	9,879	7,043	32,513

Allocated:
Operating	1,254	2,686	2,382	7,938
General and Administrative	2,959	7,193	4,661	24,575
	4,213	9,879	7,043	32,513

Cash settled share-based compensation expense for the quarter was $3 million as compared with $9 million in 2024. The lower expense in 2025 was primarily due to our lower share price performance as compared with 2024. The year-to-date decrease is also attributable to our lower share price performance relative to 2024.

During the first quarters of 2024 and 2025, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives, resulting in an equity-settled share-based compensation expense of $2 million for the quarter and $4 million year to date. These issuances were aligned with our annual compensation framework.

As at June 30, 2025, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	$10 million drawn and US$51 million in outstanding letters of credit	General corporate purposes	June 28, 2027
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$30 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$100 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

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In the second quarter of 2025, we reduced long-term debt by $74 million, redeeming $84 million (US$60 million) of our 2026 unsecured senior notes while drawing $10 million from our Senior Credit Facility. As at June 30, 2025, we had a total of $691 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $822 million at December 31, 2024. The current blended cash interest cost of our debt is approximately 6.9%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

The Senior Credit Facility matures on June 28, 2027. The Senior Credit Facility contains a springing maturity date provision such that if any specified unsecured debt, including our 2026 unsecured senior notes, remains outstanding 90 days prior to their maturity date, then the Senior Credit Facility shall mature. We intend to use available operating cash flows and/or proceeds from the Senior Credit Facility to redeem the 2026 unsecured senior notes prior to the springing maturity date of October 14, 2025.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

On March 31, 2025, the 2026 unsecured senior notes were reclassified from long-term to current, as they are due on January 15, 2026. For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Covenants

As at June 30, 2025, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At June 30, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.03
Consolidated covenant EBITDA to consolidated interest expense	>2.50	8.21
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended June 30,		For the six months ended June 30,		At December 31,
	2025	2024	2025	2024	2024
Canada-U.S. foreign exchange rates
Average	1.38	1.37	1.41	1.36	—
Closing	1.36	1.37	1.36	1.37	1.44

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

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QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2024		2025
Quarters ended	September 30	December 31	March 31	June 30
Revenue	477,155	468,171	496,331	406,615
Adjusted EBITDA(1)	142,425	120,526	137,497	108,100
Net earnings	39,183	14,930	34,947	16,487
Net earnings attributable to shareholders	39,183	14,795	34,511	16,267
Net earnings attributable to shareholders per basic share	2.77	1.06	2.52	1.21
Net earnings attributable to shareholders per diluted share	2.31	1.06	2.20	1.07
Funds provided by operations(1)	113,322	120,535	109,842	104,290
Cash provided by operations	79,674	162,791	63,419	147,495

(Stated in thousands of Canadian dollars, except per share amounts)	2023		2024
Quarters ended	September 30	December 31	March 31	June 30
Revenue	446,754	506,871	527,788	429,214
Adjusted EBITDA(1)	114,575	151,231	143,149	115,121
Net earnings	19,792	146,722	36,516	20,701
Net earnings attributable to shareholders	19,792	146,722	36,516	20,701
Net earnings attributable to shareholders per basic share	1.45	10.42	2.53	1.44
Net earnings attributable to shareholders per diluted share	1.45	9.81	2.53	1.44
Funds provided by operations(1)	91,608	145,189	117,765	111,750
Cash provided by operations	88,500	170,255	65,543	174,075
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2024 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on investments and other assets, finance charges, foreign exchange, loss (gain) on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

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	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted EBITDA by segment:
Contract Drilling Services	111,422	119,754	247,438	273,427
Completion and Production Services	9,876	12,440	27,422	31,045
Corporate and Other	(13,198)	(17,073)	(29,263)	(46,202)
Adjusted EBITDA	108,100	115,121	245,597	258,270
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Foreign exchange	(1,617)	(471)	(1,250)	(77)
Finance charges	14,857	18,189	30,617	36,558
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Income taxes	8,266	10,511	22,574	23,633
Net earnings	16,487	20,701	51,434	57,217
Non-controlling interests	220	—	656	—
Net earnings attributable to shareholders	16,267	20,701	50,778	57,217

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Capital spending by spend category
Expansion and upgrade	26,757	8,422	46,303	22,792
Maintenance, infrastructure and intangibles	26,016	30,001	66,435	71,158
	52,773	38,423	112,738	93,950
Proceeds on sale of property, plant and equipment	(11,829)	(10,992)	(15,594)	(16,178)
Net capital spending	40,944	27,431	97,144	77,772
Proceeds from sale of investments and other assets	—	(3,623)	—	(3,623)
Purchase of investments and other assets	—	—	11	—
Receipt of finance lease payments	(209)	(193)	(417)	(384)
Changes in non-cash working capital balances	(4,686)	3,328	(3,487)	28,415
Cash used in investing activities	36,049	26,943	93,251	102,180

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Current assets	411,030	501,284
Current liabilities	(407,349)	(338,692)
Working capital	3,681	162,592

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2025	2024
Total non-current liabilities	670,288	935,624
Deferred tax liabilities	(60,989)	(47,451)
Total long-term financial liabilities	609,299	888,173

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage. For the period ended June 30, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations. For the period ended June 30, 2025 long-term debt includes long-term debt plus current portion of long-term debt as reported in our Consolidated Interim Consolidated Statements of Financial Position.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2025;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2025 and beyond;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2025;
•	the average number of term contracts in place for 2025;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	the impact of tariffs and trade disputes;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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